JPF Securities Law, LLC
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January 7, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC  20549

ATTN:    Russell Mancuso, Esq.
Branch Chief

Re:       Bluesky Systems, Corp.
Amendment No. 5 to Form 10-SB
Filed on January 7, 2008
File Number:  000-52548

Gentlemen:

Thank you for your comment letter dated January 3, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-SB. We have filed Amendment No. 5 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Item 1. Description of Business

1.
Under the caption “please be advised that,” please revise to briefly highlight that Mr. Bennett has established three reporting companies in the real estate industry and caused those companies to merge with private companies in unrelated businesses. Also, disclose whether Mr. Bennett or Mr. Kapinos has any intention to seek a business combination transaction for Bluesky Systems.

Response 1: Added the following language to the “please be advised section.”

Mr. Bennett has previously established three reporting companies in the real estate industry and caused all three of those companies to merge with private companies in unrelated businesses. Although Mr. Bennett and Mr. Kapinos have no intention to seek a business combination transaction for Bluesky Systems at this time, there is no guarantee that they will not change their mind and seek such a business combination transaction in the future.

2.	Please revise the disclosure to briefly describe Mr. Bennett’s relationship to Axiom III.

Response 2: Added the following language to the business description to clearly detail Mr. Bennett’s relationship with Axiom III and advise investors of the potential risks and similarities between Axiom and Bluesky:

Duane Bennett, our Secretary and Director and trustee of our majority shareholder has been heavily involved with Axiom, III in the past.  From 2003 to 2007 Mr. Bennett had been a Director of Axiom III, Inc., a company with a very similar business plan to our own.  Axiom III was incorporated in Nevada in June 2004 to engage in the business of buying, selling, renovating and renting real estate.  As of October 10, 2007 the Axiom III, Inc. entered into a Share Exchange Agreement (“Agreement”), between and among Axiom III, Inc., Eastern Concept Development Ltd., (“Eastern”) a corporation organized and existing under the laws of Hong Kong a Special Administrative Region of the Peoples’ Republic of China, Mr. Benny Lee, the shareholder of Eastern (“Eastern Shareholder”), Foshan Wanzhi Electronic Technology Co., Ltd. (“Foshan”), a corporation organized under the laws of the Peoples’ Republic of China, Jun Chen the representative of the shareholders of Foshan (“Foshan Shareholders”) and Duane Bennett, the Chief Executive Officer and Director of Registrant ("Mr. Bennett").
Pursuant to the Agreement Axiom III, Inc. acquired one hundred percent (100%) of all of the issued and outstanding share capital of Eastern from the Eastern Shareholder in exchange for 35,351,667 shares of common stock of the Registrant.

In furtherance of the Agreement, the respective Boards of Directors of Axiom III, Inc. and Eastern, have approved the exchange, pursuant to which one hundred percent (100%) of the share capital of Eastern (the "Eastern Concept Share Capital”) issued and outstanding prior to the exchange, was exchanged by the Eastern Shareholder or their designee in the aggregate for 35,351,667 shares of common stock, $.001 par value, of the Registrant (the "AXIO Common Stock").
Subsequent to the share exchange, Eastern acquired from the Foshan Shareholders, all of the share capital of Foshan for approximately $1.3 million, and Foshan became an indirect wholly owned subsidiary of Axiom III, Inc.

The Eastern Shareholder also paid an amount equal to $262,500 as additional consideration to North East Nominee Trust.  The North East Nominee Trust was the majority shareholder of Axiom III, Inc., and Mr. Bennett is the trustee.  His children are beneficiaries of the North East Nominee Trust.

Mr Bennett currently has no relationship with Axiom III, Inc. other than as trustee of one of the major shareholders of Axiom III, Inc. but his past relationship should be cautiously noted.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company by the commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

cc:  Karol Kapinos